

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD PROVIDES UPDATED RESOURCE ESTIMATE FOR ITS WHOLLY OWNED PITANGUI PROJECT, BRAZIL

Toronto, Ontario, February 5, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced an updated Mineral Resource estimate and filed a supporting National Instrument 43-101 ("NI 43-101") Technical Report for its 100% owned Pitangui Project, located approximately 110 kilometres northwest of the city of Belo Horizonte, in Minas Gerais State, Brazil. The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in NI 43-101.

The updated mineral resource estimate, based on an underground mining scenario, comprises an **Indicated Resource of 3.33 million tonnes grading 4.39 grams per tonne gold for 0.47 million contained ounces and an Inferred Resource of 3.56 million tonnes grading 3.78 grams of gold per tonne for 0.43 million contained ounces,** at a cut-off grade of 2.5 grams of gold per tonne (see Table 1 below). The updated estimate has converted 52% of the resources to an indicated category relative to the previously stated mineral resources (see news release dated February 19th, 2019).

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The São Sebastião gold deposit is hosted in a banded iron formation, for which the region is well known, and is an outstanding grass roots discovery made by our Brazilian exploration team who have continued to advance and improve the definition of resources since its discovery. Our ongoing exploration activities continues to target potential mineralized extensions and evaluate additional targets for new discoveries. I would also like to especially acknowledge the outstanding safety record achieved by this exploration team, having recently surpassed ten years without a recordable DART[1] incident."

TABLE 1: MINERAL RESOURCE STATEMENT, PITANGUI PROJECT, BRAZIL
Effective Date: December 31, 2019

Classification	Deposit	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Indicated	São Sebastião	3,330	4.39	470
Inferred	São Sebastião	3,559	3.78	433

Notes:
1. CIM definitions (2014) were followed for classification of Mineral Resources.
2. Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.
3. Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4. High grade capped assay values calculated: Biquinho 22 g/t Au, Pimentão 20 g/t Au, while Tomate did not require capping.
5. Bulk density of the mineralized zones, as determined from 30,505 measurements, varies from 3.03 g/cm^3 to 3.25 g/cm^3 for the three main mineralized domains (Biquinho, Pimentão, Tomate).
6. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

Since its discovery, ongoing systematic delineation drilling has been completed on nominal 50 x 50 metre drill hole centres in the core of the deposit, and up to approximately 100 x 100 metre spacing in the deeper "down-plunge" areas of the deposit. The mineral resource estimate incorporates nearly 33,000 assay results from 216 diamond drill holes totalling 80,041 metres, and was completed by SRK Consulting (Canada) Inc. ("SRK").

The estimate was prepared using a block model constrained within a three-dimensional wire-frame ("mesh") geologic model of the principal mineralized domains (Tomate, Biquinho and Pimentão stratigraphically from top to bottom) hosted in banded iron formations ("BIF"), see Figure 1 below. The geologic model was constructed by IAMGOLD geologists and validated and modified (as necessary) by SRK into various mineralized subdomains. Values for gold were interpolated into 10m x 10m x 2m blocks (sub-celled to 5m x 5m x 1m sub-blocks) using ordinary kriging.

1. Days Away, Restricted, Transferred. The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

The resource estimate, assuming a long-term gold price of US$1,500 per ounce, was constrained by cost assumptions derived from comparable operating underground mines to support the CIM requirement that Mineral Resources have reasonable prospects for economic extraction. These assumptions, based on a 1,100 tonnes per day mining operation, include US$31.70 per tonne for mining, US$50.70 per tonne for processing and US$5.30 per tonne for general and administrative costs; with mining dilution assumed to be 20% and mining recovery 85%. Metallurgical recovery of 93% was also assumed based on previous preliminary metallurgical test work results.



Figure 1: **Longitudinal View of the Mineralized Subdomains (looking Northeast);** Purple – Tomate, Red – Biquinho, Orange –Pimentão, Black traces – Boreholes. Azimuth/dip of the view – 047/21.

Next Steps

Future drilling programs will continue to: 1) test the potential down-plunge extensions of mineralized BIFs with wide spaced step-out drill holes, and 2) on the remainder of the 180 square kilometer Pitangui property, continue to drill test various exploration targets with the objective of discovering additional mineralized zones.

About the Pitangui Project

IAMGOLD initially identified and acquired the Pitangui property in 2007, with first pass drilling leading to the discovery of the São Sebastião gold deposit in 2011-2012. To date, drilling has confirmed the presence of several parallel, stacked, shallowly dipping and gently folded horizons of BIF within the Archean Pitangui greenstone belt. Locally, the BIFs are moderately to tightly drag-folded next to shallow-dipping thrust planes. Within the BIFs, gold mineralization is associated with sulphide replacement of primary magnetite bands, characterized by the presence of pyrrhotite and lesser amounts of pyrite, arsenopyrite and chalcopyrite.

Several active mining operations located in the Brazilian Iron Quadrangle exploit gold deposits of a comparable age, host rock type and mineralization style. These deposits typically comprise multiple mineralized shoots with high plunge to strike-length ratios, a result of complex structural controls on gold distribution. Examples include AngloGold Ashanti's Cuiabá and Lamego deposits.

Technical Information and Quality Control Notes

The Pitangui mineral resource estimate was completed by SRK and reported in accordance with National Instrument 43-101 requirements and CIM *Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines*. The resource estimate was prepared by SRK Senior Resource Consultant A. Mitrofanov, PhD, P.Geo., reviewed by O. Leuangthong, PhD, P.Eng., Principal Consultant, and all technical work was supervised by SRK Principal Resource Geologist, G. Cole, P.Geo. Dr. Mitrofanov and Mr. Cole, who are Qualified Persons independent of IAMGOLD for the purposes of National Instrument 43-101, have reviewed and approved the contents of this release as it pertains to the Pitangui project. A supporting NI 43-101 Technical Report has been filed on SEDAR at www.sedar.com.

The information in this news release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

SRK has reviewed and verified exploration practices and the resultant database used to complete the mineral resource estimate reported herein, and has expressed the opinion that it is satisfied that the work carried out by IAMGOLD has been conducted in a manner consistent with generally recognized industry best practices and that the exploration data are sufficiently reliable for the purpose of supporting a mineral resource estimate.

The sampling and analysis of drill core used to support the mineral resource estimate is monitored through the implementation of a quality assurance - quality control program designed to follow industry best practice. Drill core (HQ and NQ size) samples were selected by IAMGOLD geologists and cut lengthwise with a diamond saw at the project site. Half of the core is retained on site for future reference. Sample intervals range between 0.4 and 1.0 metres in length. Samples were submitted to either ACME Analytical Laboratory or ALS Limited, and assayed for gold using a standard fire assay procedure with an atomic absorption finish ("FA-AA") and a multi-element ICP-MS analysis. From 2015 onwards a percentage of pulps were also sent to SGS GEOSOL as an umpire laboratory for gold (FA-AA) and multi-element ICP-MS analyses.

Forward-Looking Information

All Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources;

(ii) the optimization study representing a potentially viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Pitangui Gold Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

(x) anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2018 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html). IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred Resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not Mineral Reserves do not have demonstrated economic viability.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.